EXHIBIT 21

SUBSIDIARIES OF THE PARTNERSHIP

Name	State of Formation

Realmark - Beaver, LLC	New York
Realmark - Countrybrook, LLC	New York
Realmark - Inducon Columbia, LLC	New York
Realmark - Stonegate, LLC	New York